082-01716

POWER FINANCIAL
CORPORATION

SUPPL

PROCESSED

NEWS RELEASE

FEB 15 2007

THOMSON
FINANCIAL

FOR IMMEDIATE RELEASE

Great-West Lifeco Announces Agreement to Acquire Putnam

Montréal, Québec, February 1, 2007 -- Power Financial Corporation's subsidiary company, Great-West Lifeco today announced that it will acquire the asset management business of Putnam Investments Trust and The Great-West Life Assurance Company will acquire Putnam's 25 per cent interest in T.H. Lee Partners. The parties have made an election under section 338(h)(10) of the U.S. Internal Revenue Code that will result in a tax benefit that Lifeco intends to securitize for approximately US $550 million *(CDN $644 million)*. In aggregate these transactions represent a value of US $3.9 billion *(CDN $4.6 billion)*. The transactions are subject to receipt of all required regulatory and unitholder approvals.

Power Financial Corporation has wanted for some time to expand the presence of its financial services group in the United States, by acquiring a strong, well established and respected financial services organization with a broad distribution network. Putnam meets all these criteria.

Established in 1937, Putnam is one of the oldest and largest investment managers in the United States. Putnam had US $192 billion *(CDN$225 billion)* in assets under management at December 31, 2006. With offices in Boston, London and Tokyo, Putnam's approximately 3,000 employees manage US $118 billion *(CDN$138 billion)* in retail assets for US mutual fund investors, US $39 billion *(CDN$46 billion)* for North American institutional accounts and US $35 billion *(CDN$41 billion)* of institutional and retail assets in Europe and Japan.

- more -

751 Victoria Square, Montréal, Québec, Canada H2Y 2J3
Telephone 514.286.7430 Fax 514.286.7424

Putnam's investment management and distribution cover every major product category, all significant channels and all asset classes. One of its units, PanAgora, offers a leading edge quantitative asset management platform. In the United States, Putnam has 9 million shareholder accounts. In Japan it distributes mutual funds through a joint venture with Nippon Life, the largest Japanese insurance company.

The addition of Putnam is expected to bring total assets and assets under administration in the Power Financial group to approximately CDN $520 billion.

The acquisition is expected to be accretive to earnings in the first full year at Great-West Lifeco and at Power Financial. It is anticipated that the transaction will close in the second quarter of 2007. It is subject to regulatory approvals, approval by the holders of shares or units of certain Putnam mutual funds and certain other conditions.

Power Financial Corporation is a diversified management and holding company that has interests, directly or indirectly, in companies that are active in the financial services sector in Canada, the United States and Europe. It also has substantial holdings in a group of energy, water, waste services, specialty minerals and cement and building materials companies based in Europe.

Forward-looking Statements

Certain statements in this News Release, other than statements of historical fact, are forward-looking statements based on certain assumptions and reflect Power Financial's or its subsidiaries' and affiliate's current expectations. These statements may include without limitation, statements regarding the operations, business, financial condition, priorities, ongoing objectives, strategies and outlook of Power Financial or its subsidiaries and affiliate for the current fiscal year and subsequent periods. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could".

This information is based upon certain material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including the perception of historical trends, current conditions and expected future developments as well as other factors that are believed to be appropriate in the circumstances. Actual results could differ materially from those projected and should not be relied upon as a prediction of future events. By its nature, this information is subject to inherent risks and uncertainties that may be general or specific. A variety of material factors, many of which are beyond Power Financial's or its subsidiaries' and affiliate's control, affect the

operations, performance and results of Power Financial or its subsidiaries and affiliate and their business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include but are not limited to: the impact or unanticipated impact of general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, management of market liquidity and funding risks, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulation and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, Power Financial's or its subsidiaries' or affiliate's ability to complete strategic transactions and integrate acquisitions and Power Financial's or its subsidiaries' and affiliate's success in anticipating and managing the foregoing risks.

The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect any of Power Financial's or its subsidiaries' and affiliate's forward-looking statements. The reader is also cautioned to consider these and other factors carefully and not to put undue reliance on forward-looking statements.

Other than as specifically required by law, Power Financial undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results otherwise.

Additional information about the risks and uncertainties of Power Financial's business is provided in its disclosure materials, including its most recent Management Discussion and Analysis of Operating Results and Annual Information Form, filed with the securities regulatory authorities in Canada, available at www.sedar.com.

Non-GAAP financial measures

In analysing the financial results of the Corporation and consistent with the presentation in previous years, net earnings are subdivided into the following components:

- *operating earnings; and*
- *other items, which includes, but is not limited to, the impact on the Corporation's net earnings of "Other Income" as presented in the Corporation's Consolidated Statements of Earnings (net of taxes and non-controlling interests, if any).*

Management has used these performance measures for many years in its presentation and analysis of the financial performance of Power Financial, and believes that they provide additional meaningful information to readers in their analysis of the results of the Corporation.

"Operating earnings" excludes the after-tax impact of any item that management considers to be of a non-recurring nature or that could make the period-over-period comparison of results from operations less meaningful, and also excludes the Corporation's share of any such item presented in a comparable manner by Lifeco or IGM. Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities.

- 30 -

For further information, please contact:

Mr. Robert Gratton
Chairman of the Board

Mr. R. Jeffrey Orr
President and Chief Executive Officer

Tel: 514-286-7400